UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Titanium Metals Corporation

(Name of Subject Company (Issuer))

ELIT Acquisition Sub Corp.

(Offeror)

A Wholly Owned Subsidiary of

Precision Castparts Corp.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Roger A. Cooke

Senior Vice President, General Counsel and Secretary

PRECISION CASTPARTS CORP.

4650 S.W. Macadam Ave., Suite 400

Portland, OR 97239-4262

(503) 946-4800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ruth Beyer, Esq. Jason Brauser, Esq. Stoel Rives LLP 900 SW Fifth Ave, Suite 2600 Portland, OR 97204-1268 (503) 224-3380	Doron Lipshitz, Esq. David Schultz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,888,519,271	$393,994.03

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 175,061,774 shares of common stock, $0.01 par value per share (the “Shares”), of Titanium Metals Corporation (the “Company”) at a purchase price of $16.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. As of November 12, 2012, 175,061,774 Shares were issued and outstanding.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $393,994.03	Filing Party: Precision Castparts Corp. and ELIT Acquisition Sub Corp.
Form or Registration No.: Schedule TO	Date Filed: November 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 20, 2012 by (a) ELIT Acquisition Sub Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), and (b) Parent, as amended and supplemented by Amendment No. 1 filed on November 23, 2012, Amendment No. 2 filed on November 28, 2012 and Amendment No. 3 filed on December 5, 2012 (together with any other amendments and supplements thereto, the “Schedule TO”). This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used in this Amendment No. 4 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Section 16—“Certain Legal Matters; Regulatory Approvals—Legal Proceedings” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph immediately after the fourth paragraph of such section:

“On December 11, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company and the other named defendants in the Delaware Actions signed a memorandum of understanding (“MOU”) with the plaintiffs in the Delaware Actions, setting forth an agreement-in-principle to settle the previously disclosed consolidated stockholder class action lawsuit In Re Titanium Metals Corporation Shareholders Litigation, C.A. No. 8029-CS (Consolidated), filed in the Court of Chancery of the State of Delaware related to the Merger Agreement. The settlement is subject to, among other items, the execution of a stipulation of settlement by the parties to the litigation and final approval by the Court of Chancery of the State of Delaware. Pursuant to the MOU, the Company agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures related to the proposed transaction, which are set forth therein. There is no assurance that the Court of Chancery of the State of Delaware will approve the settlement. This summary is not a complete description of the terms and conditions of the MOU and is qualified in its entirety by reference to the MOU, which is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name

(a)(5)(P)	Memorandum of Understanding, dated as of December 11, 2012, by and among Ira J. Gaines, Sunshine Wire and Cable Defined Pension Benefit Plan dated 1/1/92, Edith Strom, William Rackliffe, Alan Kahn, John Mahlke, Robert Wiggins, John Wolfner, Michael Eakle, Titanium Metals Corporation, Keith R. Coogan, Glenn R. Simmons, Harold C. Simmons, Thomas P. Stafford, Steven L. Watson, Terry N. Worrell, Paul J. Zucconi, Bobby D. O’Brien, Precision Castparts Corp. and ELIT Acquisition Sub Corp. (incorporated herein by reference to Exhibit (e)(8) to Titanium Metals Corporation’s Amendment No. 4 to the Schedule 14D-9 filed with the Securities and Exchange Commission on December 11, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELIT ACQUISITION SUB CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer

Date: December 11, 2012

PRECISION CASTPARTS CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President, Chief Financial Officer and Assistant Secretary

Date: December 11, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated November 20, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on November 20, 2012.*

(a)(5)(A)	Press Release issued by Precision Castparts Corp. on November 9, 2012 (incorporated herein by reference to Exhibit 99.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2012).

(a)(5)(B)	Press Release issued by Precision Castparts Corp. on November 20, 2012.*

(a)(5)(C)	Complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 14, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(D)	Petition filed by Kenneth Blew on November 16, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(E)	Petition filed by Kristy Jane Flynn on November 14, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(F)	Complaint filed by Edith Strom, on behalf of herself and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(G)	Petition filed by Doug Gardner, on behalf of himself and all others similarly situated, on November 16, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(H)	Complaint filed by William Rackliffe, on behalf of himself and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(I)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(J)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(K)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(L)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(M)	Complaint filed by John Wolfner, on behalf of himself and all others similarly situated, on November 26, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(N)	Complaint filed by Empire State Supply Retirement Plan, on behalf of itself and all others similarly situated, on November 27, 2012, in the United States District Court for the District of Delaware.*

(a)(5)(O)	Complaint filed by Michael Eakle, on behalf of himself and all others similarly situated, on November 27, 2012, in the Court of Chancery of the State of Delaware.*

Exhibit Number	Description

(a)(5)(P)	Memorandum of Understanding, dated as of December 11, 2012, by and among Ira J. Gaines, Sunshine Wire and Cable Defined Pension Benefit Plan dated 1/1/92, Edith Strom, William Rackliffe, Alan Kahn, John Mahlke, Robert Wiggins, John Wolfner, Michael Eakle, Titanium Metals Corporation, Keith R. Coogan, Glenn R. Simmons, Harold C. Simmons, Thomas P. Stafford, Steven L. Watson, Terry N. Worrell, Paul J. Zucconi, Bobby D. O’Brien, Precision Castparts Corp. and ELIT Acquisition Sub Corp. (incorporated herein by reference to Exhibit (e)(8) to Titanium Metals Corporation’s Amendment No. 4 to the Schedule 14D-9 filed with the Securities and Exchange Commission on December 11, 2012).

(b)	Commitment Letter dated November 9, 2012, by and among, among others, Precision Castparts Corp., Bank of America, N.A., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 10.2 to Precision Castparts Corp.’s Current Report on Form 8-K with the Securities and Exchange Commission on November 15, 2012).

(d)(A)	Agreement and Plan of Merger dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated herein by reference to Exhibit 2.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

(d)(B)	Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain stockholders of Titanium Metals Corporation (incorporated herein by reference to Exhibit 10.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

(d)(C)	401(k) Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation.*

(d)(D)	The Combined Master Retirement Trust Support Letter dated November 14, 2012 (incorporated herein by reference to Exhibit 3 to Precision Castparts Corp.’s Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012).

(d)(E)	Confidentiality Agreement dated October 18, 2012, by and between Precision Castparts Corp. and Titanium Metals Corporation (incorporated herein by reference to Exhibit 4 to Precision Castparts Corp.’s Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012).

(d)(F)	Acknowledgement and Agreement dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation.*

(d)(G)	Mutual Confidentiality Agreement dated October 15, 2012, by and between Precision Castparts Corp. and Contran Corporation.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.